Exhibit 23.1

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2009 of Advantage Oil and Gas Ltd. of our report dated March 16, 2010, relating to the consolidated financial statements as at December 31, 2009 and 2008 and for each of the years then ended and the effectiveness of internal control over financial reporting of Advantage Oil and Gas Ltd. as at December 31, 2009.

Chartered Accountants
Calgary, Alberta
March 16, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.